The KingThomason Group, Inc.
309 Avenue H, Suite C
Redondo Beach, CA 90277
877-540-5484

January 31, 2005

Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0309
Washington, DC 20549-0309

ATTENTION MARY K. FRASER

Re:	Amendment 2 to Form SB-2 registration statement filed by
The KingThomason Group, Inc.
Commission File No. 333-120394

Dear Mr. Riedler:

    The undersigned, as president of The KingThomason Group, Inc. (the "Registrant"), requests acceleration of the effective date of the above-referenced registration statement to 4:30 P.M., Wednesday, February 2, 2005, or as soon thereafter as practicable.

    The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    The Registrant confirms that it is aware of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Sincerely,

By:	/s/ Thomas E. King III
T.E. King III
President